Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer collectively to Cheche Group Inc., and its subsidiaries, including Cheche Technology Inc. (“CCT”), Baodafang Technology Co., Ltd., Cheche Technology (Ningbo) Co., Ltd. (“WFOE”), and any other PRC-incorporated subsidiary that we may have in the future, as well as our WFOE’s contractual arrangements, commonly known as the VIE structure, with a variable interest entity (the “VIE”) and its subsidiaries (collectively, the “Affiliated Entities”). You should read the following discussion and analysis of our results of operations and financial condition together with the unaudited consolidated financial statements and related notes included elsewhere in this current report on Form 6-K. See “Exhibit 99.1—Unaudited Interim Consolidated Financial Statements as of December 31, 2025 and June 30, 2026, and the for the six months ended June 30, 2025 and 2026.” This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” of our annual report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2026.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operation. We carry out our business in China primarily through WFOE and our contractual arrangements, commonly known as the VIE Structure, with the Affiliated Entities. We are an insurance technology company operating an independent technology-empowered platform primarily for auto insurance transaction services. Capitalizing on our leading position in auto insurance transaction services, we have evolved into a nationally leading platform with a nationwide network that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. We offer a unified, cloud-based platform that delivers considerable value propositions to each of the participants in its ecosystem, including insurance carriers, insurance intermediaries, third-party platforms, referral partners and consumers. These participants access and utilize our flagship digital insurance transaction products Easy-Insur (车保易) and NEV Insurance Solution, as well as the insurance SaaS solution products Digital Surge (澎湃保) and Sky Frontier (天境) on our platform. These products are designed and programmed in different forms, including mobile, web, WeChat and third-party applications. The open architecture of our platform also enables interoperability of these products with numerous applications, systems and other offerings adopted by our ecosystem participants.

Our net revenues were RMB1,348.7 million and RMB885.0 million (US$130.4 million) for the six months ended June 30, 2025 and 2026, respectively. Our net loss was RMB25.6 million and RMB44.1 million (US$6.5 million) for the six months ended June 30, 2025 and 2026, respectively. We recorded adjusted net loss of RMB10.5 million and RMB37.7 million (US$5.6 million) for the six months ended June 30, 2025 and 2026, respectively. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

The following table sets forth a summary of our unaudited interim condensed consolidated statements of operations and comprehensive loss, both in absolute amount, for the periods indicated. This information has been derived from and should be read together with our unaudited interim condensed consolidated financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
		(In thousands)
Net revenues	1,348,652	885,048	130,440
Cost of revenues	(1,282,869)	(827,573)	(121,969)
Gross Profit	65,783	57,475	8,471

Operating expenses:
Selling and marketing expenses	(37,250)	(35,637)	(5,252)
General and administrative expenses	(37,255)	(57,902)	(8,534)
Research and development expenses	(18,293)	(14,457)	(2,131)
Total operating expenses	(92,798)	(107,996)	(15,917)
Operating loss	(27,015)	(50,521)	(7,446)

Other expenses:
Interest income	1,669	1,112	164
Interest expense	(1,213)	(1,396)	(206)
Foreign exchange gains	893	6,630	977
Government grants	1,295	2,839	418
Changes in fair value of warrant	1,114	(80)	(12)
Changes in fair value of amounts due to related party	(2,052)	(2,330)	(343)
Others, net	(454)	(552)	(81)
Loss before income tax	(25,763)	(44,298)	(6,529)
Income tax benefit	195	241	36

Net loss	(25,568)	(44,057)	(6,493)

Non-GAAP measure:
Adjusted net loss(1)	(10,540)	(37,701)	(5,556)

(1)	For further information on the non-GAAP financial measures presented above, see the “Non-GAAP Financial Measures” section below.

Non-GAAP Financial Measures

We use adjusted net loss, a non-GAAP financial measure, in evaluating our results of operations and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd) and change in fair value of warrants.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our results of operations without considering the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), and change in fair value of warrants. We believe that adjusted net loss helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of such non-GAAP measure facilitates investors’ assessment of our operating performance. Adjusted net loss should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the reconciliation of our historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

The following tables set forth a reconciliation of our adjusted net loss to net loss for the periods indicated.

	For the Six Months Ended
	June 30,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
		(In thousands)
Net loss	(25,568)	(44,057)	(6,493)
Add: Share-based compensation expenses	13,040	2,896	427
Amortization of intangible assets related to acquisition	1,050	1,050	155
Change in fair value of warrant	(1,114)	80	12
Changes in fair value of amounts due to related party	2,052	2,330	343
Adjusted net loss	(10,540)	(37,701)	(5,556)

Recent Developments

On September 9, 2026, we entered into a non-binding term sheet in connection with a proposed strategic investment in Long Way Fortune (“Target”), a residential solar-plus-storage business with operations currently in Australia and Singapore. The term sheet contemplates an initial 20% minority investment in the Target with the potential for us to increase our ownership interest in the Target to up to 51% over time, subject to agreed conditions and performance milestones. The transaction will be a stock-for-stock investment in the Target at an overall implied equity value of US$490 million, with our consideration being stock-linked and subject to a delayed schedule of release over the next few years. The term sheet is non-binding and does not obligate us to consummate the proposed investment.

On September 1, 2026, we announced the launch of the ABAO Agent Family, a suite of five specialized AI agents built on our proprietary vertical insurance large language model, which marks our strategic evolution from a digital insurance transaction platform into an AI-driven insurance infrastructure provider.

On June 24, 2026, we announced the launch of “Cheche Score,” a proprietary AI-powered dynamic pricing solution for new energy vehicle (“NEV”) insurance, which establishes a data-driven, differentiated pricing model purpose-built for the era of intelligent driving and represents a significant step forward in our strategy to redefine risk management across China’s fast-growing NEV insurance market.

On June 22, 2026, we announced the official launch of “ABAO Agent,” an AI-powered intelligent underwriting agent. Built on our proprietary, large language model and deeply integrated with core insurance workflows, ABAO Agent delivers end-to-end intelligent automation across underwriting and policy renewal, which marks a pivotal step in our strategic evolution from a digital insurance transaction platform to a AI-driven insurtech company.

On May 28, 2026, we announced the official launch of our proprietary, AI large model-driven intelligent connected vehicle pricing product. Targeting China’s expanding market of approximately 20 million intelligent connected NEVs, the product utilizes advanced machine learning and multi-dimensional data analytics. By analyzing real-time driving behavior, usage patterns, and localized risk scenarios, the technology delivers precise, personalized insurance pricing tailored to individual drivers.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Net revenues. Our net revenues decreased by 34.4% from RMB1,348.7 million for the six months ended June 30, 2025 to RMB885.0 million (US$130.4 million) for the six months ended June 30, 2026, as a result of the restructuring of our business portfolio.

Cost of revenues. Our cost of revenues decreased by 35.5% from RMB1,282.9 million for the six months ended June 30, 2025 to RMB827.6 million (US$122.0 million) for the six months ended June 30, 2026, due to a decline in net revenues and higher gross margin driven by the restructuring of our business portfolio.

Selling and marketing expenses. Our selling and marketing expenses decreased by 4.3% from RMB37.3 million for the six months ended June 30, 2025 to RMB35.6 million (US$5.3 million) for the six months ended June 30, 2026, primarily due to the decrease in staff cost and share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses increased by 55.4% from RMB37.3 million for the six months ended June 30, 2025 to RMB57.9 million (US$8.5 million) for the six months ended June 30, 2026, primarily due to the recognition of RMB35.1 million (US$5.2 million) specific allowance of credit losses for long-aged and high-risk receivables, partially offset by the decrease in share-based compensation expenses and professional service fees.

Research and development expenses. Our research and development expenses decreased by 21.0% from RMB18.3 million for the six months ended June 30, 2025 to RMB14.5 million (US$2.1 million) for the six months ended June 30, 2026, mainly due to the decrease in staff costs and professional service fees.

Net loss. As a result of the foregoing, we incurred a net loss of RMB44.1 million (US$6.5 million) for the six months ended June 30, 2026, as compared to a net loss of RMB25.6 million for the six months ended June 30, 2025.

Liquidity and Capital Resources

For the six months ended June 30, 2025 and 2026, our principal source of liquidity was cash generated from financing activities and short-term borrowings from banks.

As of December 31, 2025 and June 30, 2026, we had cash and cash equivalents of RMB144.5 million and RMB131.7 million (US$19.4 million), respectively.

We believe that we will be able to meet our operating needs for the next twelve months from the date of this current report, with cash balances of approximately RMB131.7 million (US$19.4 million) and short-term investments of approximately RMB0.2 million (US$0.03 million) as of June 30, 2026, respectively. However, we may require additional funding due to changing business conditions or other future developments, including any investments or acquisitions we may pursue. If our existing cash resources are insufficient to meet our working capital requirements, we may seek to issue equity or equity-linked securities or debt securities or obtain financing from banks and other third parties. As of June 30, 2026, the credit line of Bank of Beijing RMB20.0 million (due in June 2028) has not been used. The sale of equity or equity-linked securities would result in additional dilution to our shareholders, while the incurrence of indebtedness could subject us to operating and financial covenants that restrict our operations and ability to pay dividends to our shareholders. There is no assurance that we will be successful in raising funds, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information— D. Risk Factors — Risks Related to Our Securities — The issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders” of the Annual Report.

The following table sets forth a summary of our cash flows for the periods indicated.

	Six Months Ended June 30,
	2025	2026
	(RMB in thousands)
Net cash used in operating activities	(8,645)	(2,324)
Net cash generated from/(used in) investing activities	17,377	(221)
Net cash generated from financing activities	44,876	7,890
Effect of foreign exchange rate changes on cash and cash equivalents	(410)	(2,433)
Net increase in cash, cash equivalents and restricted cash	53,198	2,912
Cash and cash equivalents, and restricted cash at beginning of the period	122,472	170,597
Cash and cash equivalents, and restricted cash at end of the period	175,670	173,509

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2026 was RMB2.3 million, primarily due to a net loss of RMB44.1 million, as adjusted by (1) adjustments primarily consisting of provision of allowance for current expected credit losses of RMB34.1 million, share-based compensation expense of RMB2.9 million, amortization of right-of-use asset of RMB2.7 million, changes in fair value of amounts due to related party of RMB2.3 million, amortization of intangible assets of RMB1.1 million, partially offset by foreign exchange gains of RMB6.6 million, and (2) net cash inflow of RMB5.3 million from changes in operating assets and liabilities, primarily due to a decrease of RMB445.7 million in accounts receivable, an increase of RMB0.7 million in accrued expenses and other current liabilities and an increase of RMB0.2 million in contract liabilities, partially offset by a decrease of RMB411.9 million in account payable, an increase of RMB14.3 million in amounts due from related parties, a decrease of RMB4.4 million in salary and welfare benefits payable, a decrease of RMB4.3 million in tax payable, an increase of RMB3.7 million in prepayments and other current assets and a decrease of RMB2.7 million in lease liabilities.

Net cash used in operating activities for the six months ended June 30, 2025 was RMB8.6 million, primarily due to a net loss of RMB25.6 million, as adjusted by adjustments primarily consisting of share-based compensation expense of RMB13.0 million, changes in fair value of amounts due to related party of RMB2.1 million, amortization of right-of-use asset of RMB2.7 million, partially offset by changes in fair value of warrant of RMB1.1 million.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026 was RMB0.2 million, primarily due to the purchase of property, equipment and leasehold improvement.

Net cash generated from investing activities for the six months ended June 30, 2025 was RMB17.4 million, primarily due to the cash received from maturities of short-term investments the placement of short-term investments of RMB32.2 million, and partially offset by the placement of short-term investments of RMB14.8 million.

Financing Activities

Net cash generated from financing activities for the six months ended June 30, 2026 was RMB7.9 million, primarily due to the cash received from short-term borrowings from bank of RMB68.2 million, and partially offset by the cash repayment of short-term and long-term borrowings to bank of RMB60.3 million.

Net cash generated from financing activities for the six months ended June 30, 2025 was RMB44.9 million, primarily due to the cash received from short-term and long-term borrowings from bank of RMB71.9 million, and partially offset by the cash repayment of short-term borrowings to bank of RMB25.0 million.

Capital Expenditures

We incur capital expenditures primarily for purchases of property and equipment. Our capital expenditures were RMB0.04 million and RMB0.2 million for the six months ended June 30, 2025 and 2026, respectively. We will continue to incur capital expenditures to support the growth of our business.

Financial Information Related to the VIEs

The following table presents the unaudited condensed consolidated financial information relating to Cheche Group Inc., and CCT (collectively, the “Parent Company”), WFOE, CCT’s subsidiaries (other than WFOE), the VIE and its subsidiaries for the periods and as of the dates presented.

Selected Condensed Consolidated Statements of Operations Data

	Six months ended June 30, 2026
	Parent	Other		VIE and its		Consolidated
	Company	subsidiaries	WFOE	subsidiaries	Eliminations	totals
	(RMB in thousands)
Net revenues	-	54,815	719	839,667	(10,153)	885,048
Earned from third-party customers	-	45,381	-	839,667	-	885,048
Earned from the intra-Group transactions(1)	-	9,434	719	-	(10,153)	-
Cost of revenues	-	(44,350)	(475)	(782,748)	-	(827,573)
Selling and marketing expenses	-	(2,028)	-	(43,762)	10,153	(35,637)
Arising from non intra-Group transactions	-	(2,028)	-	(33,609)	-	(35,637)
Arising from the intra-Group transactions(1)	-	-	-	(10,153)	10,153	-
General and administrative expenses	(5,021)	(1,157)	(208)	(51,516)	-	(57,902)
Research and development expenses	-	(8,595)	-	(5,862)	-	(14,457)
Total operating costs and expense	(5,021)	(56,130)	(683)	(883,888)	10,153	(935,569)

Operating (loss)/income	(5,021)	(1,315)	36	(44,221)	-	(50,521)
Share of loss from other subsidiaries(2)	(40,159)	-	-	-	40,159	-
Share of loss of the WFOE(2)	-	(39,741)	-	-	39,741	-
Share of loss of the VIE(2)	-	-	(39,756)	-	39,756	-
Interest income from VIE(3)	869	-	-	-	(869)	-
Interest expense to Parent(3)	-	-	-	(869)	869	-
Others, net	276	897	(21)	5,071	-	6,223
Loss before income taxes	(44,035)	(40,159)	(39,741)	(40,019)	119,656	(44,298)

Income tax (expense)/benefit	(22)	-	-	263	-	241
Net loss	(44,057)	(40,159)	(39,741)	(39,756)	119,656	(44,057)

	Six months ended June 30, 2025
	Parent	Other		VIE and its		Consolidated
	Company	subsidiaries	WFOE	subsidiaries	Eliminations	totals
	(RMB in thousands)
Net revenues	-	254,107	740	1,118,129	(24,324)	1,348,652
Earned from third-party customers	-	235,240	-	1,113,412	-	1,348,652
Earned from the intra-Group transactions(1)	-	18,867	740	4,717	(24,324)	-
Cost of revenues	-	(227,871)	(664)	(1,059,051)	4,717	(1,282,869)
Arising from non intra-Group transactions	-	(223,154)	(664)	(1,059,051)	-	(1,282,869)
Arising from the intra-Group transactions(1)	-	(4,717)	-	-	4,717	-
Selling and marketing expenses	-	(5,178)	-	(51,679)	19,607	(37,250)
Arising from non intra-Group transactions	-	(5,178)	-	(32,072)	-	(37,250)
Arising from the intra-Group transactions(1)	-	-	-	(19,607)	19,607	-
General and administrative expenses	(6,722)	(4,125)	(108)	(26,300)	-	(37,255)
Research and development expenses	-	(8,389)	-	(9,904)	-	(18,293)
Total operating costs and expense	(6,722)	(245,563)	(772)	(1,146,934)	24,324	(1,375,667)

Operating (loss)/profit	(6,722)	8,544	(32)	(28,805)	-	(27,015)
Share of loss from other subsidiaries(2)	(22,129)	-	-	-	22,129	-
Share of loss of the WFOE(2)	-	(30,290)	-	-	30,290	-
Share of loss of the VIE(2)	-	-	(30,244)	-	30,244	-
Interest income from VIE(3)	905	-	3	-	(908)	-
Interest expense to WFOE(3)	-	-	-	(3)	3	-
Interest expense to Parent(3)	-	-	-	(905)	905	-
Others, net	2,443	(380)	(17)	(794)	-	1,252
Loss before income taxes	(25,503)	(22,126)	(30,290)	(30,507)	82,663	(25,763)

Income tax (expense)/benefit	(65)	(3)	-	263	-	195
Net loss	(25,568)	(22,129)	(30,290)	(30,244)	82,663	(25,568)

Selected Condensed Consolidated Balance Sheets Data

	As of June 30, 2026
	Parent	Other		VIE and its		Consolidated
	Company	subsidiaries	WFOE	subsidiaries	Eliminations	totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	19,762	41,017	2,127	68,824	-	131,730
Restricted cash	-	36,779	-	5,000	-	41,779
Short-term investments	-	-	-	226	-	226
Amounts due from related parties	14,303	-	-	-	-	14,303
Accounts receivable, net	-	136,063	-	529,868	-	665,931
Prepayments and other current assets	1,661	5,714	171	56,710	-	64,256
Amount due from other subsidiaries(4)	-	-	-	55	(55)	-
Amount due from parent (4)	-	-	-	2,857	(2,857)	-
Amount due from VIE and its subsidiaries(4)	879	221,009	17,520	-	(239,408)	-
Total current assets	36,605	440,582	19,818	663,540	(242,320)	918,225

Non-current assets:
Amount due from other subsidiaries(4)	475,545	-	-	-	(475,545)	-
Amount due from VIE and its subsidiaries(4)	180,256	40,000	-	-	(220,256)	-
Property, equipment and leasehold improvement, net	-	39	-	854	-	893
Intangible assets, net	-	-	-	2,800	-	2,800
Right-of-use assets	-	-	-	5,016	-	5,016
Goodwill	-	-	-	84,609	-	84,609
Other non-current assets	1,981	-	-	-	-	1,981
Total non-current assets	657,782	40,039	-	93,279	(695,801)	95,299

Total assets	694,387	480,621	19,818	756,819	(938,121)	1,013,524

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	-	75,865	-	354,982	-	430,847
Short-term borrowings	-	68,290	-	29,900	-	98,190
Contract liabilities	-	1,235	-	3	-	1,238
Salary and welfare benefits payable	-	18,980	731	59,610	-	79,321
Tax payable	-	4,731	-	13,589	-	18,320
Amounts due to a related party	-	-	-	52,949	-	52,949
Accrued expenses and other current liabilities	3,210	2,347	-	14,610	-	20,167
Short-term lease liabilities	-	-	-	3,510	-	3,510
Amount due to other subsidiaries(4)	-	-	-	221,009	(221,009)	-
Amount due to VIE and its subsidiaries(4)	2,857	55	-	-	(2,912)	-
Amount due to parent(4)	-	475,545	-	879	(476,424)	-
Amount due to WOFE(4)	-	-	-	17,520	(17,520)	-
Deficit in other subsidiaries(5)	382,074	-	-	-	(382,074)	-
Deficit in WOFE(5)	-	215,647	-	-	(215,647)	-
Deficit in VIE and its subsidiaries(5)	-	-	234,734	-	(234,734)	-
Total current liabilities	388,141	862,695	235,465	768,561	(1,550,320)	704,542

Non-current liabilities:
Deferred tax liabilities	-	-	-	700	-	700
Long-term lease liabilities	-	-	-	604	-	604
Amount due to parent(4)	-	-	-	180,256	(180,256)	-
Amount due to other subsidiaries(4)	-	-	-	40,000	(40,000)	-
Deferred revenue	-	-	-	1,432	-	1,432
Warrant	1,544	-	-	-	-	1,544
Total non-current liabilities	1,544	-	-	222,992	(220,256)	4,280

Total liabilities	389,685	862,695	235,465	991,553	(1,770,576)	708,822

Total shareholders’ equity/(deficit)	304,702	(382,074)	(215,647)	(234,734)	832,455	304,702

Total liabilities and shareholders’ equity	694,387	480,621	19,818	756,819	(938,121)	1,013,524

	As of December 31, 2025
	Parent Company	Other subsidiaries	WFOE	VIE and its subsidiaries	Eliminations	Consolidated totals
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalents	55,394	32,092	2,098	54,927	-	144,511
Restricted cash	-	-	-	5,000	-	5,000
Short-term investments	-	-	-	226	-	226
Accounts receivable, net	-	324,192	-	821,560	-	1,145,752
Prepayments and other current assets	2,912	3,133	187	53,827	-	60,059
Amount due from Parent(4)	-	-	-	2,949	(2,949)	-
Amount due from VIE and its subsidiaries(4)	860	178,518	17,419	-	(196,797)	-
Total current assets	59,166	537,935	19,704	938,489	(199,746)	1,355,548

Non-current assets:
Restricted cash	-	21,086	-	-	-	21,086
Amount due from other subsidiaries(4)	474,592	-	-	-	(474,592)	-
Amount due from VIE and its subsidiaries(4)	185,128	40,000	-	-	(225,128)	-
Property, equipment and leasehold improvement, net	-	54	-	777	-	831
Intangible assets, net	-	-	-	3,850	-	3,850
Right-of-use assets	-	-	-	6,453	-	6,453
Goodwill	-	-	-	84,609	-	84,609
Other non-current assets	2,477	-	-	-	-	2,477
Total non-current assets	662,197	61,140	-	95,689	(699,720)	119,306

Total assets	721,363	599,075	19,704	1,034,178	(899,466)	1,474,854

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	-	220,232	-	622,496	-	842,728
Short-term borrowings	-	40,700	-	39,800	-	80,500
Contract liabilities	-	1,041	-	3	-	1,044
Payroll and welfare payable	-	18,928	631	64,127	-	83,686
Tax payable	-	10,557	1	12,099	-	22,657
Amounts due to a related party	-	-	-	50,626	-	50,626
Accrued expenses and other current liabilities	4,211	1,967	-	13,028	-	19,206
Short-term lease liabilities	-	-	-	4,727	-	4,727
Amount due to other subsidiaries(4)	-	-	-	178,518	(178,518)	-
Amount due to VIE and its subsidiaries(4)	2,949	-	-	-	(2,949)	-
Amount due to parent(4)	-	474,592	-	860	(475,452)	-
Amount due to WFOE(4)	-	-	-	17,420	(17,420)	-
Deficit in other subsidiaries(5)	357,519	-	-	-	(357,519)	-
Deficit in WFOE(5)	-	178,777	-	-	(178,777)	-
Deficit in VIE and its subsidiaries(5)	-	-	197,851	-	(197,851)	-
Total current liabilities	364,679	946,794	198,483	1,003,704	(1,408,486)	1,105,174

Non-current liabilities:
Deferred tax liabilities	-	-	-	963	-	963
Long-term lease liabilities	-	-	-	801	-	801
Amount due to parent(4)	-	-	-	185,128	(185,128)	-
Amount due to other subsidiaries(4)	-	-	-	40,000	(40,000)	-
Long-term borrowings	-	9,800	-	-	-	9,800
Deferred revenue	-	-	-	1,432	-	1,432
Warrant	1,512	-	-	-	-	1,512

Total non-current liabilities	1,512	9,800	-	228,324	(225,128)	14,508

Total liabilities	366,191	956,594	198,483	1,232,028	(1,633,614)	1,119,682

Total shareholders’ equity/(deficit)	355,172	(357,519)	(178,779)	(197,850)	734,148	355,172

Total liabilities and shareholders’ equity	721,363	599,075	19,704	1,034,178	(899,466)	1,474,854

Summary Condensed Consolidated Cash Flows Data

	Six months ended June 30, 2026
	Parent	other		VIE and its		Consolidated
	Company	subsidiaries	WFOE	subsidiaries	Eliminations	totals
	(RMB in thousands)
Net cash (used in)/provided by transactions with intra-group companies(1)	(15,854)	(16,716)	662	31,908	-	-
Other operating activities	(18,603)	24,780	(611)	(7,890)	-	(2,324)
Net cash (used in)/provided by operating activities	(34,457)	8,064	51	24,018	-	(2,324)

Purchase of property, equipment and leasehold improvement	-	-	-	(224)	-	(224)
Proceeds from disposal of fixed assets, intangible assets and other long-term assets	-	-	-	3	-	3
Net cash used in investing activities	-	-	-	(221)	-	(221)

Cash received from short-term borrowings from bank	-	53,190	-	15,000	-	68,190
Cash repayments of short-term borrowings to bank	-	(35,000)	-	(24,900)	-	(59,900)
Cash repayments of long-term borrowings to bank	-	(400)	-	-	-	(400)
Net cash provided by/(used in) financing activities	-	17,790	-	(9,900)	-	7,890

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(1,175)	(1,236)	(22)	-	-	(2,433)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(35,632)	24,618	29	13,897	-	2,912
Cash, cash equivalents and restricted cash at the beginning of the period	55,394	53,178	2,098	59,927	-	170,597
Cash, cash equivalents and restricted cash at the end of the period	19,762	77,796	2,127	73,824	-	173,509

	Six months ended June 30, 2025
	Parent	other		VIE and its		Consolidated
	Company	subsidiaries	WFOE	subsidiaries	Eliminations	totals
	(RMB in thousands)
Net cash (used in)/provided by intra-group companies	(22,556)	85,292	(2,135)	(60,601)	-	-
Other operating activities	(5,518)	(51,348)	(694)	48,915	-	(8,645)
Net cash (used in)/provided by operating activities	(28,074)	33,944	(2,829)	(11,686)	-	(8,645)

Repayment of the investments in and loans from VIE and its subsidiaries(6)	-	-	3,457	-	(3,457)	-
Purchase of property, equipment and leasehold improvement	-	-	-	(40)	-	(40)
Placement of short-term investments	(17,897)	-	-	3,099	-	(14,798)
Proceeds from short-term investments	32,214	-	-	-	-	32,214
Proceeds from disposal of fixed assets, intangible assets and other long-term assets	-	-	-	1	-	1
Net cash provided by investing activities	14,317	-	3,457	3,060	(3,457)	17,377

Repayment to other subsidiaries	-	-	-	(3,457)	3,457	-
Cash received from short-term borrowings from bank	-	40,000	-	26,900	-	66,900
Cash received from long-term borrowings from bank	-	5,000	-	-	-	5,000
Cash repayments of short-term borrowings to bank	-	(20,000)	-	(5,000)	-	(25,000)
Cash repayments of short-term borrowings to a third party				(2,024)		(2,024)
Net cash provided by financing activities	-	25,000	-	16,419	3,457	44,876

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(320)	(87)	(3)	-	-	(410)
Net (decrease) /increase in cash and cash equivalents and restricted cash	(14,077)	58,857	625	7,793	-	53,198
Cash, cash equivalents and restricted cash at the beginning of the period	58,898	25,123	1,493	36,958	-	122,472
Cash, cash equivalents and restricted cash at the end of the period	44,821	83,980	2,118	44,751	-	175,670

(1)	Represents the elimination of the intercompany licensing and other services charge at the consolidation level. For the six months ended June 30, 2026 and 2025, the total amount of the service fees that charged by VIE under the relevant agreements was nil and RMB4.7 million respectively. For the six months ended June 30, 2026, the total amount of the service fees that VIE received from the other subsidiaries under the relevant agreements was RMB31.9 million. For the six months ended June 30, 2025, the total amount of the service fees that VIE paid to the other subsidiaries under the relevant agreements was RMB60.6 million.

(2)	Represents the elimination of incurrence of losses by parent company, other subsidiaries and WFOE for their respective subsidiaries, WFOE and VIE and its subsidiaries.

(3)	Represents the elimination of interest income/expense from intercompany loans at the consolidation level.

(4)	Represents the elimination of intercompany balances among CCT, other subsidiaries, WFOE and the VIE and its subsidiaries. The balances as of June 30, 2026 and December 31, 2025 were related to intercompany loans and prepayment related service charges under certain service agreements.

(5)	Represents the elimination of the deficit in other subsidiaries, WFOE and VIE and its subsidiaries by parent company, other subsidiaries and WFOE.

(6)	Represents the elimination of intra-group investments and loans related cash activities among WFOE and the VIE and its subsidiaries. During the six months ended June 30, 2026 and 2025, the repayment of the investments in and loans from VIE and its subsidiaries to WFOE was nil and RMB3.5 million.

Contractual Obligations

The following table sets forth our contractual obligations and commitments as of June 30, 2026.

	Payments Due by
	Total	2026-2029	Thereafter
	(RMB in thousands)
Operating lease commitments	4,509	4,509	-
Amounts due to related party	54,421	54,421	-
Total contractual obligations	58,930	58,930	-

Off-Balance Sheet Arrangements

We have not entered, and do not expect to enter, into any off-balance sheet arrangements. We have also not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts indexed to equity interests and classified as shareholders’ equity.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Risk Factors

We may not be successful in pursuing strategic investments or new business initiatives, which could adversely affect our business, results of operations and financial condition.

We have pursued, and may continue to pursue, strategic investments, acquisitions, partnerships and new business initiatives that are intended to expand our business, technology capabilities, product offerings or addressable markets. For example, we have entered into a non-binding term sheet for a proposed strategic investment in Long Way Fortune, a residential solar-plus-storage business, and have recently launched several AI-driven insurance products and solutions. These initiatives may involve businesses, technologies, markets and regulatory environments in which we have limited operating experience, and may require significant management attention, capital expenditures, technology investment and other resources.

There can be no assurance that any proposed strategic investment or new business initiative will be completed, successfully implemented or commercially successful. In particular, our proposed investment in Long Way Fortune remains subject to due diligence, negotiation and execution of definitive agreements, corporate and regulatory approvals and other conditions, and may not be consummated on the terms contemplated, within the anticipated timeframe or at all. Even if completed, such investment may not achieve the anticipated strategic benefits, synergies or financial returns, and we may face risks relating to integration, valuation, dilution from stock-linked consideration, minority ownership and governance limitations, performance milestones, international operations, regulatory compliance and the residential energy market. Similarly, our AI-driven initiatives may not gain market acceptance, generate expected revenue, improve operating efficiency or maintain technological competitiveness, and may expose us to additional risks relating to data, model performance, regulatory scrutiny, intellectual property and reputational harm. If any of these initiatives fail to achieve our expectations, divert resources from our existing business or result in unexpected costs or liabilities, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Cautionary Statement Regarding Forward-Looking Statements

This current report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this current report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations as set forth in this Form 6-K.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	our ability to pursue new business initiatives, including through strategic investment, achieve new growth engines, and realize anticipated synergies;

●	our ability to maintain the listing of the Class A Ordinary Shares on Nasdaq;

●	the development of our markets which are rapidly evolving and may decline or experience limited growth;

●	our ability to retain and expand our customer base;

●	our ability to compete effectively in the markets in which we operate;

●	our relationships with insurance carriers, referral partners and consumers;

●	failure to maintain and enhance our brand;

●	failure to prevent security breaches or unauthorized access to our or our third-party service providers’ data;

●	changes in laws, contractual obligations and industry standards relating to privacy, data protection and data security;

●	risks related to our corporate structure, in particular the VIE structure; and

●	the other matters described in the section titled “Risk Factors” herein and in the Annual Report.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this current report. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.